UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  January, 2005

Commission File Number  001-31586

                          Minefinders Corporation Ltd.
                          ----------------------------
                 (Translation of registrant's name into English)

      Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada
        -----------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS
CORPORATION LTD.                               Suite 2288-1177 West Hastings St.
                                               Vancouver, B.C. V6E 2K3
                                               Tel. (604) 687-6263
Listed on the TSX symbol: MFL                  Fax (604) 687-6267
Traded on AMEX symbol: MFN                     website: www.minefinders.com
--------------------------------------------------------------------------------


                             N E W S    R E L E A S E

                                                                January 28, 2005

                     Luis Raul Escudero Chavez (1938 - 2005)

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSX:
MFL / AMEX: MFN) announces with great sadness the passing of Luis Raul Escudero Chavez. Mr. Escudero died of natural causes while at the Company's Dolores mining camp on January 21, 2005. He was 68.

Mr. Escudero was a prominent member of the Mexican mining community. From 1995 until 2004, he served as Director General of Mining at the Secretary of Commerce and Industrial Development (SECOFI), now Secretary of the Economy. Upon his retirement, he joined the Company as Director General of Operations of its Mexican subsidiary, Compania Minera Dolores, in February 2004 and quickly became a valued and integral member of the Dolores development team.

Mark Bailey, President and CEO, spoke on behalf of the Company: "We are greatly saddened by the loss of Luis and extend our deepest condolences to his wife Raquel, his four children, and his nine grand-children. Luis was a true gentleman; his good humour and professionalism will be greatly missed."

In honour and recognition of Mr. Escudero, the Company will endow a scholarship in his name for advanced studies in mining related fields at a university in the State of Chihuahua.

On behalf of the Board of Directors and Employees of MINEFINDERS CORPORATION LTD.

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at tel.: 1 (866) 687-6263 or Fax: (604) 687-6267.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    MINEFINDERS CORPORATION LTD.
                                                    (Registrant)


Date   January 28, 2005

                                            By:
                                                   /s/  Paul C. MacNeill
                                                   -----------------------------
                                                   Paul C. MacNeill
                                                   Director